Transamerica Life Insurance Company Administrative Office: 4333 Edgewood Road NE – MS 4240 Cedar Rapids, Iowa 52499

November 1, 2016

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Transamerica Variable Annuity O-Share

Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 333-189435)

Transamerica Life Insurance Company

Separate Account VA B

Transamerica Income Elite II

Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-186032)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Transamerica Variable Annuity O-Share

Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 333-189436)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Transamerica Income Elite II

Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-186036)

Mr. Cowan:

This letter responds to comments that you provided telephonically on September 19 and 20, 2016 with respect to the above-referenced Post-Effective Amendment filings (the “Amendments”) for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) and Separate Account VA BNY of Transamerica Financial Life Insurance Company (“TFLIC,” collectively with TLIC, “Transamerica” or “we”) made on October 13, 2015 relating to the Transamerica Variable Annuity O-Share and the Transamerica Income Elite II variable annuity products.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

November 1, 2016

Page | 2

GENERAL COMMENTS

1) Confirm that the historical rates contained in prior rate sheets will be included in each annual update to the prospectus.

Response: Historical rates contained in prior rate sheets will be included in the Statement of Additional Information. This is the current process, previously disclosed to the Staff in a letter dated April 22, 2015, for our existing products that utilize the Rate Sheet approach.

SUPPLEMENT COMMENTS

2) Pages 1-3 revise the order of the expense examples so that the example using the Transamerica Income Edge rider is first.

Response: The disclosure has been revised. Please see attached.

3).On Page 4, remove reference to the file number for the New York product.

Response: The file number for the New York product is included because we utilize a shared prospectus between TLIC and TFLIC. However, we have clarified the applicable insurance company to which the file number applies.

4) On Page 5, bullet point 7 (“An excess withdrawal may impact…”) cross reference to where a numerical example is located in the prospectus.

Response: The disclosure has been revised. Please see attached.

5) On Page 5, last bullet point (“If your policy value reaches zero, the Company may require satisfactory evidence a person is alive if a payment is based on that person being alive.”) Make clear what would satisfy us as proof that someone is still alive when the policy value is zero.

Response: The disclosure has been revised. Please see attached.

6) On Page 5, “Like all withdrawals…” section, clarify what happens if the withdrawal is only up to the rider withdrawal amount for each bullet point and revise as applicable.

Response: The disclosure has been revised. Please see attached.

7).On Page 5, in the section that starts with “The rider withdrawal amount is zero…” contains reference to the minimum benefit age. Define minimum benefit age.

Response: The disclosure has been revised. Please see attached.

8) On Page 6, second bullet point, under the section describing what happens when the policy value equals zero due to an excess withdrawal, revise the wording to indicate that it is a direct result of the excess withdrawal.

Response: The disclosure has been revised. Please see attached.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

November 1, 2016

Page | 3

9) On Page 6, clarify whether the statement that “The flexible and select investment options may be changed by us in the future” is only forward looking or would require current owners to reallocate.

Response: The disclosure has been revised. Please see attached.

10) On Page 7, in the third bullet point (under “Please Note”), there is reference to a delay in obtaining the rider which implies that it is available post-issue. However, on page 1 there is reference to the fact that the rider is currently available only at issue. Be consistent here and throughout the supplement and rate sheet.

Response: The disclosure has been revised. Please see attached.

11) On Page 7, at the top of the page, when referencing the “Automatic Step Up section below” also make reference to the applicable rate sheet supplement and provide directions how to get the rate sheet on Edgar.

Response: The disclosure has been revised. Please see attached.

12) On Page 8, in Example continued section, provide detail as to the calculation regarding the new withdrawal amount of $5,714.

Response: The disclosure has been revised. Please see attached.

13) On Page 8, in the Stable Account section, first paragraph, last sentence, change to read “general account is, however, subject to….”

Response: We have retained the existing disclosure in the last sentence regarding applicability of federal securities laws consistent with the SEC staff’s written guidance on this subject as provided in the SEC staff’s Industry Comment Letter dated March 7, 1983.

14) On Page 9, Rebalancing section, last paragraph. Will owner be notified in advance of rebalancing so that they can choose to change their allocations? If so, please clarify.

Response: The disclosure has been revised. Please see attached.

15) On page 9, explain what notice will be provided in advance of elimination of investment options. Also, provide detail as to timing of when any reallocations must be made if an investment option is eliminated.

Response: We have clarified the disclosure regarding a change in an investment option, which will not affect current policy owners, and an elimination of an investment option initiated by an underlying mutual fund, which could affect current policy owners. In the event of an elimination of a flexible or select investment option, we will provide notice in a timely manner that will allow policy owners to notify us of their reallocation request. We note that we do not have any influence over unaffiliated underlying mutual funds with regard to their timing of notification of an elimination of underlying mutual funds invested by our insurers’ subaccounts.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

November 1, 2016

Page | 4

16) On Page 11, Example 4, make clear the example illustrates an excess withdrawal with a pro-rata reduction in the withdrawal base. Also, clarify the formula in the third line of the second paragraph as to what the parenthetical represents.

Response: The disclosure has been revised. Please see attached.

RATE SHEET COMMENTS

17) Confirm all historical rates will be in the annual update to the prospectus.

Response: Historical rates contained in prior rate sheets will be included in the Statement of Additional Information. This is the current process, previously disclosed to the Staff in a letter dated April 22, 2015, for our existing products that utilize the Rate Sheet approach.

18) If the staff has previously commented to change the heading to “Rate Sheet Supplement” please apply here.

Response: The staff has not previously provided comment. However, the disclosure has been revised to reflect the comment. Please see attached.

19) In the third paragraph, with the dates, specify the applicable dates for the rate sheet.

Response: The disclosure has been revised. Please see attached.

20) Provide the percentage for the allocation and withdrawal rates in the (b) filing.

Response: The disclosure has been revised. Please see attached.

21) Deliver the Rate Sheet Supplement on top of the supplement which should be on top of the prospectus.

Response: The Rate Sheet Supplement will be presented on top of the supplement which will be presented on top of the prospectus.

*         *        *

If you have any questions regarding these responses, please contact Julie Collett at 720-482-8828. I appreciate your assistance with this filing.

Sincerely,

/s/ Julie Collett

Julie Collett
Senior Counsel